UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: February 28, 2019

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10, File No. 333-227245.
EXPLANATORY NOTE
On February 28, 2019, Algonquin Power & Utilities Corp. (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with certain agents named therein (the “Sales Agents”). Pursuant to the terms of the Agreement, the Company may sell from time to time through the Sales Agents, shares of the Company’s common shares having an aggregate offering price of up to $250,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions through the facilities of the Toronto Stock Exchange or The New York Stock Exchange or otherwise as may be agreed by the Company and the Sales Agents.
The Shares will initially be issued pursuant to the Company’s automatic shelf registration statement on Form F-10 that is currently on file (Registration No. 333-227245).
The summary of the Agreement in this report does not purport to be complete and is qualified by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K.
EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Equity Distribution Agreement

99.2	Press Release

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ALGONQUIN POWER & UTILITIES CORP. (registrant)

Date: February 28, 2019	By:	/s/ David Bronicheski
Name:	David Bronicheski
Title:	Chief Financial Officer